Exhibit 99.1

Zhihu Inc. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, March 14, 2022 - Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

●	Average monthly active users (MAUs)[1] reached 103.3 million in the fourth quarter of 2021, representing a growth of 36.4% over the fourth quarter of 2020. Average MAUs for the year was 95.9 million, representing a growth of 40.0% from 2020.

●	Average monthly paying members[2] reached 6.1 million in the fourth quarter of 2021, representing a growth of 102.0% over the fourth quarter of 2020. Average monthly paying members for the year was 5.1 million, representing a growth of 114.8% from 2020.

●	Total revenues were RMB1,019.2 million (US$159.9 million) in the fourth quarter of 2021, representing a growth of 96.1% over the fourth quarter of 2020. Total revenues for the year were RMB2,959.3 million (US$464.4 million), representing a growth of 118.9% from 2020.

●	Gross profit was RMB479.8 million (US$75.3 million) in the fourth quarter of 2021, representing an increase of 44.1% over the fourth quarter of 2020. Gross profit for the year was RMB1,553.9 million (US$243.8 million), representing an increase of 105.1% from 2020.

“2021 was a remarkable year for Zhihu. In March, we successfully completed our IPO amidst a challenging market environment and went on to complete the year with sustained, robust financial growth. Throughout the year, as part of our continued efforts to enhance content quality, we focused on promoting and distributing “fulfilling content,” or content that we believe broadens horizons, provides solutions, and resonates with minds. Our videolization strategy proved to be effective and brought the diversity of Zhihu’s content library to a new level. This enabled content creators to contribute with even greater levels of creativity and strengthened our capabilities to meet the growing content consumption needs of our users. As we continue to unlock the value of our unique content-centric ecosystem and benefit from growing scale, we will continue to enhance our operating efficiency and fulfill our responsibilities to the society.” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu.

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “We are delighted to announce another strong set of quarterly results. During the fourth quarter of 2021, our content-commerce solutions and paid membership businesses continued to grow rapidly, expanding 380.2% and 100.0%, respectively, in terms of revenue on a year-over-year basis, and collectively contributed 56.5% of our total revenue in the quarter. At the same time, despite headwinds faced by the general advertising sector, our advertising business grew by 18.4% during the quarter on a year-over-year basis. We also continued to benefit from our commitment to deliver fulfilling content and enhance our operating efficiency, realizing another year of strong user-base growth and a more appealing content ecosystem for business partners. In 2022, we will continue to diversify our content-centric monetization capabilities, including further developing our vocational training businesses, and enhancing operating efficiency as we work to ensure long-term and sustainable growth.”

Fourth Quarter 2021 Financial Results

Total revenues were RMB1,019.2 million (US$159.9 million) in the fourth quarter of 2021, representing an increase of 96.1% from RMB519.8 million in the same period of 2020. The increase was driven by the continued expansion of both our user base and average revenue per active user.

Advertising revenue was RMB377.8 million (US$59.3 million) in the fourth quarter of 2021, representing an increase of 18.4% from RMB319.2 million in the same period of 2020. The year-over-year increase was primarily attributable to the continued expansion of our user base.

Paid membership revenue was RMB208.8 million (US$32.8 million) in the fourth quarter of 2021, representing an increase of 100.0% from RMB104.4 million in the same period of 2020. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period.

Content-commerce solutions revenue was RMB367.3 million (US$57.6 million) in the fourth quarter of 2021, compared with RMB76.5 million in the same period of 2020. The strong year-over-year growth was primarily driven by rapid increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued development of this business line.

Other revenues were RMB65.4 million (US$10.3 million) in the fourth quarter of 2021, compared with RMB19.8 million in the same period of 2020. The year-over-year increase was primarily due to the growth of our vocational training business and continued growth in our e-commerce services.

Cost of revenues increased to RMB539.4 million (US$84.6 million) in the fourth quarter of 2021 from RMB186.7 million in the same period of 2020. The increase was primarily due to an increase in execution costs for our advertising services and content-related costs, as well as an increase in staff costs due to our increased headcount to support our growth. The rapid growth in user traffic in the quarter also resulted in increases in cloud services and bandwidth costs.

Gross profit was RMB479.8 million (US$75.3 million) in the fourth quarter of 2021, compared with gross profit of RMB333.1 million in the same period of 2020.

Gross margin in the fourth quarter of 2021 was 47.1%, compared to 64.1% in the same period of 2020.

Total operating expenses were RMB855.1 million (US$134.2 million) in the fourth quarter of 2021, compared with RMB437.6 million in the same period of 2020.

Selling and marketing expenses were RMB470.2 million (US$73.8 million) in the fourth quarter of 2021, compared with RMB242.9 million in the same period of 2020. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB208.0 million (US$32.6 million) in the fourth quarter of 2021, compared with RMB82.4 million in the same period of 2020. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technical infrastructure, and research and development.

General and administrative expenses were RMB176.9 million (US$27.8 million) in the fourth quarter of 2021, compared with RMB112.3 million in the same period of 2020. The increase was primarily due to an increase in the headcount of general and administrative personnel, and a rise in share-based compensation expenses.

Loss from operations was RMB375.2 million (US$58.9 million) in the fourth quarter of 2021, compared with RMB104.5 million in the same period of 2020.

Net loss was RMB383.3 million (US$60.1 million) in the fourth quarter of 2021, compared with RMB90.1 million in the same period of 2020.

Adjusted net loss (non-GAAP)[3] was RMB240.8 million (US$37.8 million) in the fourth quarter of 2021, compared with RMB26.3 million in the same period of 2020.

Basic and diluted net loss per ADS was RMB0.65 (US$0.10) in the fourth quarter of 2021, compared with RMB1.97 in the same period of 2020.

Cash and cash equivalents, term deposits and short-term investments

As of December 31, 2021, the Company had cash and cash equivalents, term deposits and short-term investments of RMB7.4 billion (US$1.2 billion), compared with RMB3.1 billion as of December 31, 2020.

Fiscal Year 2021 Financial Results

Total revenues were RMB2,959.3 million (US$464.4 million) in 2021, representing an increase of 118.9% from RMB1,352.2 million in 2020. The increase was driven by the continued expansion of our user base and average revenue per active user.

Advertising revenue was RMB1,160.9 million (US$182.2 million) in 2021, representing an increase of 37.7% from RMB843.3 million in 2020. The increase was primarily attributable to the continued expansion of our user base.

Paid membership revenue was RMB668.5 million (US$104.9 million) in 2021, representing an increase of 108.6% from RMB320.5 million in 2020. The increase was primarily attributable to increases in our overall user base and paying ratio.

Content-commerce solutions revenue was RMB974.0 million (US$152.8 million) in 2021, compared with RMB135.8 million in 2020. The strong growth was primarily driven by rapid increases in both our user base and average content-commerce solutions revenue per MAU.

Other revenues were RMB155.9 million (US$24.5 million) in 2021, compared with RMB52.6 million in the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of our vocational training business and e-commerce services.

Cost of revenues increased to RMB1,405.4 million (US$220.5 million) in 2021 from RMB594.4 million in 2020. The increase was primarily due to an increase in execution costs for our advertising services and content-related costs. The rapid growth in user traffic in 2021 also resulted in increases in our cloud services and bandwidth costs.

Gross profit was RMB1,553.9 million (US$243.8 million) in 2021, compared with gross profit of RMB757.8 million in 2020.

Gross margin in 2021 was 52.5%, compared to 56.0% in 2020.

Total operating expenses were RMB2,944.6 million (US$462.1 million) in 2021, compared with RMB1,360.7 million in 2020.

Selling and marketing expenses were RMB1,634.7 million (US$256.5 million) in 2021, compared with RMB734.8 million in 2020. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB619.6 million (US$97.2 million) in 2021, compared with RMB329.8 million in 2020. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technical infrastructure, and research and development.

General and administrative expenses were RMB690.3 million (US$108.3 million) in 2021, compared with RMB296.2 million in 2020. The increase was primarily due to an increase in the headcount of general and administrative personnel, and a rise in share-based compensation expenses.

Loss from operations was RMB1,390.7 million (US$218.2 million) in 2021, compared with RMB602.9 million in 2020.

Net loss was RMB1,298.9 million (US$203.8 million) in 2021, compared with RMB517.6 million in 2020.

Adjusted net loss (non-GAAP)[3] was RMB747.1 million (US$117.2 million) in 2021, compared with RMB337.5 million in 2020.

Basic and diluted net loss per ADS was RMB3.06 (US$0.48) in 2021, compared with RMB9.18 in 2020.

Outlook

For the first quarter of 2022, the Company expects its total revenues to be between RMB720 million and RMB740 million. The above outlook is based on current market conditions and reflects the Company’s preliminary estimates, which are subject to change.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 14, 2022 (8:00 p.m. Beijing/Hong Kong time on March 14, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China:	800-963-976
Mainland China:	400-120-6115
Participant code:	7359097

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 21, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4729100

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China's largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2020. Zhihu is also recognized as the most trustworthy online content community and widely regarded as offering the highest quality content in China, according to a survey conducted by CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	319,172	321,072	377,812	59,287	843,284	1,160,886	182,168
Paid membership	104,372	178,307	208,756	32,758	320,471	668,507	104,903
Content-commerce solutions	76,485	278,415	367,295	57,637	135,813	973,986	152,840
Others	19,778	45,672	65,357	10,256	52,628	155,945	24,471
Total revenues	519,807	823,466	1,019,220	159,938	1,352,196	2,959,324	464,382
Cost of revenues	(186,721)	(398,617)	(539,392)	(84,642)	(594,399)	(1,405,423)	(220,542)
Gross profit	333,086	424,849	479,828	75,296	757,797	1,553,901	243,840

Selling and marketing expenses	(242,937)	(374,696)	(470,175)	(73,781)	(734,753)	(1,634,733)	(256,525)
Research and development expenses	(82,359)	(184,657)	(208,006)	(32,641)	(329,763)	(619,585)	(97,226)
General and administrative expenses	(112,297)	(187,972)	(176,881)	(27,756)	(296,162)	(690,292)	(108,322)
Total operating expenses	(437,593)	(747,325)	(855,062)	(134,178)	(1,360,678)	(2,944,610)	(462,073)

Loss from operations	(104,507)	(322,476)	(375,234)	(58,882)	(602,881)	(1,390,709)	(218,233)

Other income/(expenses):
Investment income	11,989	15,617	22,107	3,469	56,087	59,177	9,286
Interest income	4,135	9,850	9,877	1,550	24,751	31,305	4,912
Fair value change of financial instrument	(49,246)	11,136	6,100	957	(68,818)	27,846	4,370
Exchange gains/(losses)	41,786	8,724	(30,154)	(4,732)	62,663	(16,665)	(2,615)
Others, net	6,271	7,640	(12,964)	(2,034)	11,728	(4,391)	(689)

Loss before income tax	(89,572)	(269,509)	(380,268)	(59,672)	(516,470)	(1,293,437)	(202,969)
Income tax expense	(485)	(303)	(3,023)	(474)	(1,080)	(5,443)	(854)
Net loss	(90,057)	(269,812)	(383,291)	(60,146)	(517,550)	(1,298,880)	(203,823)
Accretions of convertible redeemable preferred shares to redemption value	(169,783)	-	-	-	(680,734)	(170,585)	(26,769)
Net loss attributable to Zhihu Inc.’s shareholders	(259,840)	(269,812)	(383,291)	(60,146)	(1,198,284)	(1,469,465)	(230,592)

Net loss per share
Basic	(3.94)	(0.91)	(1.29)	(0.20)	(18.36)	(6.12)	(0.96)
Diluted	(3.94)	(0.91)	(1.29)	(0.20)	(18.36)	(6.12)	(0.96)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(1.97)	(0.46)	(0.65)	(0.10)	(9.18)	(3.06)	(0.48)
Diluted	(1.97)	(0.46)	(0.65)	(0.10)	(9.18)	(3.06)	(0.48)

Weighted average number of ordinary shares outstanding
Basic	65,948,861	295,179,795	296,870,566	296,870,566	65,279,970	240,174,108	240,174,108
Diluted	65,948,861	295,179,795	296,870,566	296,870,566	65,279,970	240,174,108	240,174,108

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	(441)	5,527	8,865	1,391	5,424	18,973	2,977
Selling and marketing expenses	2,044	12,111	10,419	1,635	15,973	31,947	5,013
Research and development expenses	4,613	21,764	25,514	4,004	15,281	57,595	9,038
General and administrative expenses	57,537	116,489	95,904	15,049	143,412	439,950	69,038

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	957,820	2,157,161	338,506
Term deposits	1,092,921	2,815,509	441,815
Short-term investments	1,046,000	2,239,596	351,441
Trade receivables	486,046	831,628	130,501
Amounts due from related parties	13,843	18,196	2,855
Prepayments and other current assets	123,536	272,075	42,695
Total current assets	3,720,166	8,334,165	1,307,813
Non-current assets:
Property and equipment, net	8,105	9,865	1,548
Intangible assets, net	23,478	68,308	10,719
Goodwill	-	73,663	11,559
Long-term investments	-	19,127	3,001
Term deposits	-	159,393	25,012
Right-of-use assets	3,241	126,512	19,852
Other non-current assets	6,451	14,132	2,218
Total non-current assets	41,275	471,000	73,909
Total assets	3,761,441	8,805,165	1,381,722
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payables and accrued liabilities	501,848	1,026,534	161,086
Salary and welfare payables	231,847	313,676	49,223
Taxes payables	7,066	66,184	10,386
Contract liabilities	159,995	239,757	37,623
Amounts due to related parties	45,983	83,591	13,117
Short term lease liabilities	2,893	40,525	6,359
Other current liabilities	64,936	127,447	19,999
Total current liabilities	1,014,568	1,897,714	297,793
Non-current liabilities
Long term lease liabilities	-	82,133	12,888
Deferred tax liabilities	-	14,030	2,202
Other non-current liabilities	-	73,139	11,477
Total non-current liabilities	-	169,302	26,567
Total liabilities	1,014,568	2,067,016	324,360

Total mezzanine equity	7,891,348	-	-

Total Zhihu Inc.’s shareholders’ (deficit)/equity	(5,144,475)	6,730,654	1,056,186
Noncontrolling interests	-	7,495	1,176
Total shareholders’ (deficit)/equity	(5,144,475)	6,738,149	1,057,362

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,805,165	1,381,722

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(90,057)	(269,812)	(383,291)	(60,146)	(517,550)	(1,298,880)	(203,823)
Add:
Share-based compensation expenses	63,753	155,891	140,702	22,079	180,090	548,465	86,066
Amortization of intangible assets resulting from business acquisition	-	1,980	2,400	377	-	4,380	687
Tax effects on non-GAAP adjustments	-	(495)	(600)	(94)	-	(1,095)	(172)
Adjusted net loss	(26,304)	(112,436)	(240,789)	(37,784)	(337,460)	(747,130)	(117,242)